MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this annual report. The consolidated financial statements of Caledonia Mining Corporation have been prepared in conformity with generally accepted accounting principles applied in Canada and, where appropriate, reflect management’s best estimates and judgement. The financial information presented throughout this report is consistent with the data presented in the consolidated financial statements.

The Company maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditors have the responsibility of auditing the consolidated financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three unrelated directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements have been audited on behalf of the shareholders by the Corporation’s independent auditors, BDO Dunwoody LLP, in accordance with generally accepted auditing standards in Canada and the standards of the Public Accounting Oversight Board (United States).  The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

S. E. Hayden

 S. R. Curtis

President and Chief Executive Officer

Vice-President, Finance and Chief Financial Officer

Auditors’ Report

To the Shareholders of

Caledonia Mining Corporation

We have audited the consolidated balance sheets of Caledonia Mining Corporation as at December 31, 2007 and 2006 and the consolidated statements of changes in shareholders’ equity, operations and comprehensive income/(loss) and cash flows for each of the years in the three year period ended December 31, 2007.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States).   Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 28 2008

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the summary of significant accounting policies. The United States reporting standards also require the addition of an explanatory paragraph when changes in accounting policies, such as those described in the summary of significant accounting policies, has a material effect on the consolidated financial statements. Our report to the shareholders dated March 28, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 28, 2008

Caledonia Mining Corporation

Consolidated Balance Sheets

(in thousands of Canadian dollars)

December 31	2007	2006

Assets	$	$
Current
Cash and cash equivalents	76	1,252
Accounts receivable	2,064	1,407
Inventories	2,085	5,738
Prepaid expenses	17	61
Assets held for sale	166	315
	4,408	8,773

Capital Assets and Mineral properties held for sale	11,424	11,449

Investments (Note 1)	22	79
Capital assets (Note 2)	213	212
Mineral properties (Note 3)	13,425	10,943
	25,084	22,683
	29,492	31,456

Liabilities and Shareholders’ Equity
Current
Bank overdraft	13	-
Accounts payable (Note 10)	2,743	4,248
Liabilities held for sale	1,587	1,651
	4,343	5,899

Long term liability (Note 13)	11	46
Asset retirement obligation (Note 4)	732	811
Asset retirement obligation - held for sale (Note 4)	311	364
	5,397	7,120

Shareholders’ Equity
Share capital	195,006	190,626
Contributed surplus	1,040	989
Accumulated other comprehensive income/(loss)	(57)	-
Deficit	(171,894)	(167,279)
	24,095	24,336
	29,492	31,456

On behalf of the Board:

“ S E Hayden”

 Director

“G R Pardoe”

 Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Canadian dollars )

For the years ended December 31, 2007 and 2006

					Accumulated
					other
		Share	Contributed	Broker	comprehensive
	Note	Capital	Surplus	Warrants	income	Deficit	Total

		$	$	$	$	$	$
Balance at December 31, 2004		173,304	480	321		(151,924)	22,181
Shares issued		6,588					6,588
Stock options expense			283				283
Warrants exercised		321		(321)			-
Compensation warrants issued		(160)	160				-
Net Loss for the year						(9,680)	(9,680)
Balance at December 31, 2005		180,053	923	-		(161,604)	19,372
Shares issued		10,573					10,573
Stock options expense			81				81
Options forfeited			(15)				(15)
Net Loss for the year						(5,675)	(5,675)
Balance at December 31, 2006		190,626	989	-		(167,279)	24,336
Warrants exercised	5(d)	4,380					4,380
Adjustment to opening
Balance, change in accounting
Policy	1				31		31
Stock options expense	5 (c)		61				61
Options forfeited			(10)				(10)
Investments revaluation
To fair value	1				(88)		(88)
Net Loss for the year						(4,615)	(4,615)
Balance at December 31, 2007		195,006	1,040	-	(57)	(171,894)	24,095

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income/ (Loss)

(in thousands of Canadian dollars except share and per share amounts)

For the years ended December 31	2007	2006	2005

Revenue and operating costs	$	$	$
Revenue from sales	10,039	13,586	6
Operating costs	9,745	8,572	757
Gross profit (loss)	294	5,014	(751)

Costs and expenses
General and administrative	2,123	2,096	3,001
Interest	309	54	1
Amortization	18	40	27
Write-down of mineral properties	750	-	-
Exchange loss/(gain)	1,012	(143)	50
Other expense (income) (Note 8)	(17)	-	(82)
	4,195	2,047	2,997

Income (loss) before discontinued operations	(3,901)	2,967	(3,748)
Current Income Tax (Note 6)	(5)	(652)	-
Net income(loss) before discontinued operations	(3,906)	2,315	(3,748)

Discontinued operations (loss)	(709)	(7,990)	(5,932)
Net (loss) after discontinued operations	(4,615)	(5,675)	(9,680)
Revaluation of Investments to fair value (Note 1)	(88)	-	-
Comprehensive (loss)	(4,703)	(5,675)	(9,680)

Income/(loss) per share
Basic and diluted from continuing operations	(0.008)	0.005	(0.012)
Basic and diluted from discontinued operations	(0.001)	(0.018)	(0.019)
Basic and diluted for the year	(0.009)	(0.013)	(0.031)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

For the years ended December 31	2007	2006	2005

Cash provided by (used in)

Operating activities	$	$	$
Income(loss) before discontinued operations	(3,906)	2,315	(3,748)

Adjustments to reconcile net cash from operations (Note 9)	685	187	264

Changes in non-cash working capital balances (Note 9)	1,534	(644)	653

(1,687)	1,858	(2,831)

Investing activities
Expenditures on capital assets and mineral properties	(3,250)	(2,657)	(2,040)
Investment in Blanket Mine net of cash received on acquisition (Note 14)	-	(859)	-
	(3,250)	(3,516)	(2,040)

Financing activities
Bank overdraft	13	(3)	3
Issue of share capital net of issue costs	4,380	7,559	6,588
	4,393	7,556	6,591

Cash flow from discontinued operations
Operating activities	(684)	(4,560)	(4,064)
Investing activities	-	(922)	(3,244)
Financing activities	6	(194)	194
	(678)	(5,676)	(7,114)

Increase (decrease) in cash for the year	(1,222)	222	(5,394)
Cash and cash equivalents, beginning of year	1,298	1,076	6,470
Cash and cash equivalents, end of year	76	1,298	1,076

Cash and cash equivalents at end of year relate to:
Continuing operations	76	1,252	1,076
Discontinued operations	-	46	-
	76	1,298	1,076

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2007, 2006 and 2005

Nature of Business

The Company is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

The Company operates in a number of operating segments but its assets located in Zimbabwe, including its interests in gold properties, are subject to a hyperinflationary environment and may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

Basis of Presentation and Going Concern

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon attaining profitable operations, realising proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.  All significant inter-company balances and transactions have been eliminated on consolidation.

 The Company’s consolidated subsidiaries (all 100% owned) are:

Barbrook Mines Limited ("Barbrook")	Blanket (Barbados) Holdings Limited (“Barbados”)
Blanket Mine (1983) (Private) Limited (“Blanket”)	Caledonia Holdings (Africa) Limited (“CHA”)
Caledonia Holdings Zimbabwe Limited (“CHZ”)	Caledonia Kadola Limited (“Kadola”)
Caledonia Mining Services Limited (“CMS”)	Caledonia Mining (Zambia) Limited (“CMZ”)
Caledonia Nama Limited (“Nama”)	Caledonia Western Limited (“Western”)
Eersteling Gold Mining Company Limited ("Eersteling")	Fintona Investments (Proprietary) Limited (“Fintona”)
Greenstone Management Services (Proprietary) Limited (“Greenstone”)	Maid O’ Mist (Proprietary) Limited (“MOM”)

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2007, 2006 and 2005

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts, cash in transit at year end between Blanket Mine in Zimbabwe and Greenstone Management Services in South Africa and money market funds with initial maturities less than three months.

Inventories

These include gold in circuit (WIP) and bulk consumable stores.  WIP is valued at the lower of the cost of production, on an average basis, at the various stages of production or net realisable value if the cost of production exceeds the current gold price.  Bulk consumable stores are valued at the lower of cost or net realisable value on an average basis.

Investments

The market securities are recorded at fair value. Changes in fair value are recognized in the statements of operations and comprehensive income.

Revenue Recognition

Revenue from the sale of precious metals is recognized when the metal is delivered to the respective refineries, benefits of ownership are transferred and the receipt of proceeds is substantially assured.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing plant and equipment assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Barbrook Mine and Eersteling Gold Mine have been put up for sale and are thus presented as assets for sale in these consolidated financial statements.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded on plant and equipment but vehicles and computer equipment continue to be amortized.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2007, 2006 and 2005

.

Assets held for sale and discontinued operations

During 2006 Barbrook Mine was subjected to extended industrial action which resulted in damage to infrastructure. As a consequence of this Barbrook was placed on care and maintenance and subsequently the decision was taken to sell Barbrook Mine along with Eersteling Gold Mining Company that had been on care and maintenance since 1997.

The components held for sale are as follows:

	Barbrook Mine		Eersteling Gold Mine
	2007	2006	2007	2006
	$	$	$	$
Capital Assets and mineral properties	10,779	10,779	645	670
Current Assets	88	230	78	85
Current Liabilities	(1,549)	(1,581)	(38)	(70)
Asset Retirement obligation	(107)	(124)	(204)	(240)

As a consequence of this decision Barbrook and Eersteling Mine’s results for 2006 and preceding years have been disclosed under discontinued operations. Revenue from discontinued operations is $60 ($2,973 in 2006 and $2,636 in 2005). There is no tax applicable to discontinued operations.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Blanket Mine was acquired during 2006 and has been consolidated into these results from July 1, 2006 and, as such, has been presented as a producing asset in these consolidated financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Company will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2007, 2006 and 2005

Asset Impairment

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognised based on the fair value of the assets.

Strategic Alliances

The Company has entered into various agreements under which the participants earn a right to participate in the mineral property by incurring exploration expenditures in accordance with the conditions of the agreements. Upon satisfaction of the conditions of the agreement a joint venture may be formed with customary joint venture terms and provisions and then accounted for on a proportionate consolidation basis. Until a joint venture is formed only the expenditures on the properties incurred by the Company are reflected in these consolidated financial statements.

Foreign Currency Translation

Balances of the Company denominated in foreign currencies and the accounts of its foreign subsidiaries are translated into Canadian dollars as follows:

(i)

monetary assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates, and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the year incurred.

Blanket is a self-sustaining operation and operates in Zimbabwe in a hyper inflationary economy. Accordingly the results of these operations have been translated into Canadian Dollars using the temporal method. Included in the statement of operations is an exchange loss of $1,203 (gain $291 - 2006) relating to the translation of Blanket Mine.

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2007, 2006 and 2005

Equity-based compensation

The Company operates a share option plan as described in note 5(c).  The Company accounts for equity-based compensation granted under such plans using the fair value method of accounting. Under such method, the cost of equity-based compensation is estimated at fair value and is recognized in the profit and loss statement as an expense.  This cost is amortized over the relevant vesting period for grants to directors, officers and employees, and measured in full at the earlier of performance completion or vesting for grants to non-employees.  Any consideration received by the Company on exercise of share options is credited to share capital.

Changes in accounting policy:

i)

Financial Instruments

Recognition and Measurement Section 3855, Disclosure and Presentation Section 3861.These standards set out criteria for the recognition, measurement, disclosure and presentation of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to October 1, 2006 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification.

The various assets and liabilities were classified as follows on adoption:

1.

Cash and cash equivalents are classified as “assets held for trading”. They are stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations. We have no derivative financial instruments that would have been classified on a similar basis.

2.

Investments are classified as “assets available for sale”. They were previously presented at cost but will now be presented at fair value and the gains/losses arising from their revaluation at the end of each quarter will be included in other comprehensive income. When a decline in fair value is other than temporary, the accumulated loss that had been recognized directly in other comprehensive income is removed from accumulated other comprehensive income and recognized in net income even though the financial asset has not been derecognized.

3.

Trade receivables are classified under “loans and receivables”. They are recorded at their original cost which is deemed their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method.

4.

Bank overdraft is classified as a “financial liability held for trading” as there is a contractual obligation to deliver cash. It is measured at fair value which is book value plus accrued interest. It is stated at fair value

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2007, 2006 and 2005

and any gains/losses arising on revaluation at the end of each period are included in the statement of operations.

5.

Accounts payable and accrued liabilities and long term debt are classified under “other financial liabilities”. They are recorded at their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method.

Unless otherwise noted, it is the opinion of management that the Company is not exposed to significant interest rate or credit risks arising from its financial instruments.  A significant portion of the Company’s assets and liabilities are denominated in South African rand and Zimbabwe dollars.  Management do not consider that the fluctuation of the value of the South African Rand to the Canadian Dollar could have a significant impact on the results of operations. Blanket Mine operation is subject to a hyperinflationary environment in Zimbabwe, foreign creditors are denominated in Rands and local costs increase with inflation. As the official exchange rate is fixed and the effective buying power of the Zimbabwe Dollar decreases accordingly there could be a significant impact on the results of the operations. The shareholder loan account in Zimbabwe is denominated in US Dollars and will generate foreign exchange losses for Blanket Mine in Zimbabwe Dollar terms but the effect on the consolidated financial statements in Canadian Dollars is unlikely to be significant.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.  The Company does not use any derivative instruments to reduce its foreign currency risks.

Below is a summary of the cash or near cash items denominated in a currency other than the Canadian dollar that would be affected by changes in exchanges rates relative to the Canadian dollar. All values are in thousands.

	US Dollars	Zimbabwe Dollars	SA Rand
Cash	470	(179,738,803)	331
Accounts Receivable	1,780	79,027,980	986
Accounts Payable		195,488,055	10,830

ii)

Comprehensive Income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transaction and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of the net income/(loss) to be presented in other “comprehensive income” until it is considered appropriate to recognize into net income/(loss). This standard requires the presentation of comprehensive income and its components in a separate financial statement that is displayed with the same prominence as the other consolidated financial statements. Accordingly, the Company now reports a Statement of Operations and Comprehensive Income and a Statement of Shareholders’ Equity which includes the account “accumulated other comprehensive income” in the shareholder’s equity section of the consolidated balance sheet.

The adoption of Sections 3855 and 1530 determines how the Company records its investment in Motapa Diamonds Inc. and Old Mutual Plc which are now classified as financial instruments “available for sale” and thus recorded at fair value. The adjustment to opening balance to recognize this was $31 and any further unrealized gains or losses during the year are reported in the current period.

iii)

Equity (Section 3251)

Along with the adoption of the above standards, the Company adopted CICA Handbook Section 3251, Equity, effective from the beginning of the current fiscal year. This Standard establishes the presentation of equity and changes in equity during the reported period. The Company now presents a Statement of Changes in Shareholders’ Equity as part of the annual consolidated financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2007, 2006 and 2005

iv)

  Foreign Currency Translation (Section 1651)

 The Company maintains its accounts in Canadian dollars. The accounts of its foreign subsidiaries are maintained in the local currency where the subsidiary is incorporated. The Corporations foreign subsidiaries are considered to be integrated operations. Accordingly, the foreign operations are translated to Canadian dollars using the temporal method. As such, monetary assets and liabilities are translated using the exchange rates in effect at the consolidated balance sheet date and non-monetary assets and liabilities at historical exchange rates. Revenue and expense items have been translated using the average exchange rate prevailing during the year. The gains and losses resulting from changes in exchange rates are recognized in earnings.

v)

 Accounting Changes (Section 1506)

This new section establishes criteria for changes in accounting policies along with the accounting treatment and disclosures required upon adoption of the new accounting policies, estimates and corrections of errors. The standard is applied prospectively for the Company’s 2007 financial year. The adoption of this standard did not have a material impact on our consolidated financial statements.

Recently issued accounting pronouncements issued and not yet effective

(i)

Financial instruments and capital disclosure:

In October 2006, the Accounting Standards Board (“AcSB”) approved disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of Section 3861. These requirements are included in Section 3862, Financial Instruments - Disclosure ("Section 3862"), which replaces Section 3861, and Section 1535, Capital Disclosures ("Section 1535"), which establishes standards for disclosing information about an entity's capital and how it is managed. Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual consolidated financial statements beginning on January 1, 2008. Section 3862 requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. This standard is effective for the Company for interim and annual consolidated financial statements beginning on January 1, 2008. The Company is currently assessing the impact that CICA Section 3862 and Section 1535 will have on the consolidated financial statements.

(ii)

 Financial instruments presentation:

In October 2006, the AcSB approved Section 3863, Financial Instruments - Presentation ("Section 3863"), which replaces Section 3861. The existing requirements on presentation of financial instruments have been carried forward unchanged to Section 3863. This standard is effective for the Company for interim and annual consolidated financial statements beginning on January 1, 2008 and is expected to have no impact on the Company's consolidated financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2007, 2006 and 2005

(iii)

 Inventories:

In May 2007, the AcSB issued Section 3031, Inventories, which supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This standard is effective for the Company for interim and annual consolidated financial statements beginning on January 1, 2008. The Company is currently assessing the impact that this section will have on its financial position and results of operations.

(iv)

 General standards of financial statement presentation:

In May 2007, the AcSB amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. These amendments are effective for the Company for interim and annual periods beginning on January 1, 2008.

(v)    Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064 Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for its fiscal year beginning 1 January 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

1.

Investments

On May 9, 2002, the Company participated in a private placement of the purchase of shares of Motapa Diamonds Inc. (“Motapa”) at  a cost of $79.  The shares of Motapa are listed on the TSX Venture Exchange in Canada.

The adoption of CICA Handbook Sections 3855 and 1530, retrospectively from January 1, 2007, determines that the Company records its investments of in $20 in Motapa Diamonds Inc. and $2 in Old Mutual Plc as financial instruments “available for sale” and they are thus have been recorded at fair value. The adjustment to opening balance to recognize this was $31 and further unrealized losses of $88 in the twelve months ended December 31, 2007 are reported in the current period.

The fair value of the investment in Motapa Diamonds Inc is $20 ($26 – 2006) and the fair value of the shares held in Old Mutual Plc is $2 ($84- 2006).

2.

Capital Assets

      2007

	Cost (1)	Accumulated Amortization	Net Book Value
	$	$	$
Land – plant sites	12	-	12
Plant and equipment
- producing (2)	24	1	23
- non-producing (3)	229	229	-
Office equipment	887	838	49
Vehicles	387	258	129
	1,539	1,326	213

 2006

	Cost (1)	Accumulated Amortization	Net Book Value
	$	$	$
Land - plant sites	12	-	12
Plant and equipment
- producing (2)	25	1	24
- non-producing (3)	229	229	-
Office equipment	868	823	45
Vehicles	386	255	131
	1,520	1,308	212

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants.

(2)

The producing plant and equipment relates to the Blanket operation.

(3)

The net book value of non-producing plant and equipment represents Zambian operations.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

3.

Mineral Properties

      2007

	Cost (1)	Accumulated Amortization	Net Book Value
Producing:	$	$	$
Blanket, Zimbabwe - gold property	4,951	2	4,949
Non-producing - exploration:
Rooipoort , South Africa	4,236	-	4,236
Nunavut, Canada (2)	-	-	-
Goedgevonden, South Africa	102	-	102
Nama, Zambia	3,094	-	3,094
Mulonga, Zambia(2)	1,044	-	1,044
	13,427	2	13,425

2006

	Cost (1)	Accumulated Amortization	Net Book Value
Producing:	$	$	$
Blanket, Zimbabwe - gold property	4,317	2	4,315
Non-producing - exploration:
Rooipoort , South Africa	4,131	-	4,131
Nunavut, Canada	750	-	750
Goedgevonden, South Africa	79	-	79
Nama, Zambia	624	-	624
Mulonga, Zambia	1,044	-	1,044
	10,945	2	10,943

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants, and includes the capitalized value of the estimated asset retirement obligations.

(2)

The Company has entered into strategic alliances with third parties on a Canadian property (Nunavut) and a Zambian property (Mulonga) valued at $0 ($750 – 2006) and $1,044 ($1,044 – 2006) respectively.  The third parties may earn varying percentage interests in these properties by carrying out exploration work on the properties. Due to a lack of recent exploration activity in the Canadian property strategic alliance the carrying value of $750 has been written off. The Zambian strategic alliance partner, Motapa Diamonds Inc., has decided to terminate the strategic alliance agreement. The Company has applied for a retention licence over the properties.  All interest in the strategic alliance will be transferred to the Company by Motapa Diamonds Inc.

The recoverability of the carrying amount of the South African and Zambian mineral properties is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

4.

Asset Retirement Obligation

	2007	2006
	$	$
Continuing operation	811	750
Accretion expense	35	61
Foreign exchange loss (gain)	(114)	-
Closing balance – continuing operations	732	811
Opening balance	364	377
Accretion expense	-	20
Foreign exchange loss (gain)	(53)	(33)
Closing balance – held for sale	311	364

The asset retirement obligations relate to Blanket Mine $732 ($811 – 2006), Barbrook Gold Mine $107 ($125 - 2006) and Eersteling Gold Mine $204 ($239 - 2006) and are estimates of costs of rehabilitation at the end of the mine life, increased annually for accretion expense at a rate of 5%. As both Barbrook and Eersteling Mines were on care and maintenance no accretion was made in 2007. The undiscounted obligation for the Blanket Mine is $1,499 ($1,160 - 2006).

5.

Share Capital

(a)

Authorized

An unlimited number of common shares

An unlimited number of preference shares.

(b)

Issued

	Number of Shares	Amount
Common shares		$
Balance, December 31, 2004	301,112,286	173,304
Issued pursuant to private placements (i) & (iii)	52,738,888	4,733
Warrants exercised (ii)	16,863,962	2,016
Balance, December 31, 2005	370,715,136	180,053
Issued pursuant to private placement (iii)	15,437,626	1,475
Issued pursuant to a private placement (iv)	34,828,259	3,924
Issued pursuant to acquisition (Note 14)	20,000,000	3,014
Issued pursuant to a private placement (v)	17,000,000	2,160
Balance - December 31 , 2006	457,981,021	190,626
Warrants exercised (vi)	29,888,259	4,380
Balance - December 31 , 2007	487,869,280	195,006

(i)    In June 2005, Caledonia successfully listed on the London Stock Exchange’s Alternative Investment Market (“AIM”) and placed a small float of shares into the AIM market in conjunction with a financing.  The financing on AIM raised a gross amount $3,534 from the issuance of 34,888,888 units consisting of one common share priced at $0.10.  Commissions and expenses paid amounted to $508 and have been charged to share capital in 2005.

 Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

(ii)   In September 2005, the warrants previously issued in 2004 were re-priced to $0.11 with the date of expiry extended to October 31, 2005.  As at that date, 16,863,962 warrants were exercised for gross proceeds of $1,855 while the remaining expired (see 5 (d) below).

 (iii)  During December 2005, the Company commenced a private placement to raise $3,496.  As at December 31, 2005, the first closing raised gross proceeds of $1,875 comprising 17,850,000 units. The balance of the offering was received by February 2006 upon completion of the second to fourth closings (see Note 14 below).  A total of 33,287,626 units priced at $0.105 were subscribed for all closings. Each unit consisted of one common share and one common share purchase warrant.  The common share purchase warrants are exercisable for one common share at $0.20 per whole warrant for a period of 24 months from the date of issuance.

The private placement agents were paid a commission of 9% of the gross proceeds raised. Cash commissions paid on the first closing amounted to $168 and has been charged to share capital in 2005.

(iv)  In April 2006 the company commenced a private placement to raise additional funds. This placement raised $3,924 after expenses from the sale of 34,828,259 units.  Each unit consists of one common share and one share purchase warrant.

(v)   In July 2006 the company completed a private placement to raise additional funds. This placement of 17,000,000 units, each consisting of one common share and one share purchase warrant, was completed in July 2006 and raised $2,160 after expenses.

(vi)

In April and May 2007 shareholders holding 29,888,259 warrants at $0.15 each exercised the warrants raising $4,380 after expenses.

 (c)

Stock Option Plans and Stock-Based Compensation

The Company has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers. Under the current plan the maximum term of the options is 5 years.  Under the Plans, as at December 31, 2007, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
	$
803,000	0.330	February 9, 2008
9,950,000	0.235	April 24, 2012
225,000	0.345	June 2, 2012
610,000	0.260	April 29, 2014
200,000	0.260	August 15, 2014
4,000,000	0.110	February 15, 2015
1,000,000	0.140	July 10, 2010
300,000	0.125	May 11,2016
200,000	0.110	January 23, 2017
1,100,000	0.1125	May 31, 2012
200,000	0.1125	May 31, 2012
18,588,000	0.198

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2007, 2006 and 2005 are as follows:

	Number of Options	Weighted Avg. Exercise Price
		$
Options outstanding at December 31, 2004	13,108,700	0.26
Granted	5,000,000	0.12
Forfeited or expired	(1,210,700)	(0.43)
Options outstanding at December 31, 2005	16,898,000	0.21
Granted	450,000	0.13
Forfeited or expired	(110,000)	(0.27)
Options outstanding at December 31, 2006	17,238,000	0.21
Forfeited or expired	(150,000)	(0.115)
Granted	200,000	0.11
Granted	1,300,000	0.1125
Options outstanding at December 31, 2007	18,588,000	0.198
Options exercisable at December 31, 2007	17,721,333	0.20

   The weighted average remaining contractual life of the outstanding options is 5.8 years (2006 - 6.8 years)

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted. As of December 31, 2007 there are 30,198,928 stock options available to grant.

During 2007, stock option expense of $61 for the grant of 1,500,000 options was charged to expense and credited to contributed surplus (2006 - $81 for 450,000; 2005 - $283 for 5,000,000). The weighted average grant date fair value of options was $84 (2006 - $81, 2005 - $283).

The fair value of compensation expenses noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended December 31, 2007, 2006 and 2005.

	2007	2006	2005
Risk-free interest rate	3 – 4%	3 - 4%	2.25%
Expected dividend yield	Nil	Nil	nil
Expected stock price volatility	60 – 65%	70 – 78%	73-100%
Expected option life in years	3 – 5	3 – 5	2-3

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

(d)

Warrants

The Company has issued the following common share purchase warrants pursuant to private placements which are outstanding as of December 31, 2007:

Number of Warrants	Shares for Warrants	Exercise Price	Expiry Date
15,437,626	1 for 1	$0.20	Various to February 3, 2008

The detail of the warrants issued is detailed below.

Number	Description	Exercise Price	Expiry
		$
10,000,000	Common share purchase warrants	0.20	Until January 31, 2008
2,715,476	Common share purchase warrants	0.20	Until February 2, 2008
2,722,150	Common share purchase warrants	0.20	Until February 3, 2008

The continuity of warrants issued and outstanding is as follows:

Number of Warrants
Outstanding December 31, 2004	39,232,909
Exercised	(16,863,962)
Expired	(22,368,947)
Issued pursuant to private placements	17,850,000
Outstanding December 31, 2005	17,850,000
Issued pursuant to private placements	67,265,885
Outstanding December 31, 2006	85,115,885
Exercised	(29,888,259)
Expired	(39,790,000)
Outstanding December 31, 2007	15,437,626

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

6.

Income Taxes

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations for continuing operations:

	2007	2006	2005
Income tax rate	36.12%	36.12%	36.12%
	$	$	$
Income taxes (recovery) at statutory rate	(1,409)	1,072	(1,354)
Tax rate difference	541	(167)	67
Foreign currency difference	926	(28)	246
Permanent differences	36	170	50
Interest at special rates subject to withholding tax	5	-	-
Losses expired	216	-	3,681
Change in tax rate	1,153	847	-
Change in Valuation allowance	(1,463)	(1,242)	(2,690)
Current income tax	5	652	-

The following table reflects future income tax assets and liabilities

	2007	2006	2005
	$	$	$
Loss carry forwards	10,181	10,009	10,066
Unrealized foreign exchange	(2,956)	(857)	-
Site reclamation costs	137	-	-
Other	2	-	-
Capital assets	(3)	(328)	-
Valuation allowance	(7,361)	(8,824)	(10,066)
	-	-	-

The company has available tax losses for income tax purposes of approximately $32,830 (2006 - $30,598 and 2005 - $28,085) which may be carried forward to reduce taxable income derived in future years.

The expiry of these losses is as follows:

Year	Amount
$
2027	2,391
2026	1,580
2015	1,863
2014	1,583
2010	18,984
2009	3,611
2008	142
No expiry	2,676
32,830

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

A valuation allowance has been provided as the potential income tax benefits of these carry-forward non-capital losses and deductible temporary differences and the realization thereof is not considered more likely than not.

The Company also has approximately $70,713 in capital losses which can be applied to reduce future capital gains.  The right to claim these capital losses is carried forward indefinitely but can only be claimed against capital gains. The Company also has the following expenses which are available to be applied against future income for income tax purposes:

Canadian exploration and development expenses	7,560
Foreign exploration and development expenses	4,445

For discontinued operations, the company’s effective tax rate, which differs from the Canadian statutory income tax rate, may be reconciled as follows:

	2007	2006	2005
	$	$	$
Basic rate applied to pre-tax loss	(256)	(2,886)	(2,143
Losses and other benefits not recognised	256	2,886	2,143
	-	-	-

7.

Net Income/(Loss) Per Share

The net income/(loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal years which amounted to 477,930,290 (2006 -423,838,628; 2005 – 313,565,142;).  Fully diluted income/(loss) per share has also been calculated only for 2006 as the group achieved a profit before discontinued operations. Fully diluted income/(loss) per share have not been calculated for 2007 or 2005 as it would be anti-dilutive.   The fully diluted number of shares amounts to 478,553,886 (2006 - 425,984,395 and 2005 – 314,022,657).

8.

Other Expense (Income) before discontinued operations

Other expense (income) is comprised of the following:

	2007	2006	2005
	$	$	$
Investment income	-	-	(55)
Other	(17)	-	(27)
	(17)	-	(82)

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

 December 31, 2007, 2006 and 2005

9.

Statement of Cash Flows

Items not involving cash are as follows:

	2007	2006	2005
	$	$	$
Amortization	18	40	27
Rehabilitation accretion	35	81	22
Stock compensation expense	51	66	283
Blanket long term liability	-	(35)	-
Write down of mineral properties (Note 3)	750	-	-
Other	(169)	35	(68)
	685	187	264

The net changes in non-cash working capital balances for operations are as follows:

	2007	2006	2005
	$	$	$
Accounts payable	(1,610)	1,400	662
Accounts receivable	(657)	1,200	150
Inventories	3,653	(3,263)	-
Prepaid expenses	44	334	(159)
Assets held for sale	104	(315)	-
	1,534	(644)	653

Supplemental cash flow Information:

	2007	2006	2005
	$	$	$
Interest paid	454	54	1
Tax paid	-	237	-
Withholding tax paid on interest in Zimbabwe	5	-	-
Blanket Acquisition (Note 14)	-	3,009	-

10.

Related Party Transactions

The Company had the following related party transactions:

	2007	2006	2005
	$	$	$
Management, and allowances paid or accrued to a company which provides the services of the Company’s President(1)	560	534	441
Consulting fees and reimbursement of travel expenses to the Chairman of the Board	46	44	275
Rent paid to a company owned by members of the President’s family	46	47	37
Legal fees paid to a Director of the Company	85	42	17
Consulting fees paid to Directors of the Company	19	27	-

(1)

This includes back pay for 2006 amounting to $43 paid to a company that provides the services of the Company’s President

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

These related party transactions were in the normal course of operations and are recorded at the exchange amount.  The Company has the following related party balances:

	2007	2006	2005
Included in accounts payable	$	$	$
- owing to a company that provides the services of the Corporation’s President	70	-	-
- owing to the Chairman of the Board for consulting fees and expenses	137	129	85
- owing to directors/officers for unpaid salaries, consulting and/or directors’ fees	374	193	137
- unsecured loan due to a shareholder (1)	580	450	-

                 (1) This refers to a short term loan received prior to the finalization of a private placement, subsequent to the year end in 2006 and 2007, of which this loan formed a part. The loan is unsecured and bears interest at prime plus 3%.

11.

Segmented Financial Information

The Company has been engaged directly or through subsidiaries in the production of and the exploration for precious metals in various geographical locations.

The Company’s operating segments have been identified based on geographic areas as follows:

For the year ended December 31, 2007

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	5	10,034	-	-	10,039
Operating costs	-	(9,288)	(457)	-	(9,745)
General and administrative	(1,697)	(151)	(275)	-	(2,123)
Interest	5	(316)	2	-	(309)
Amortization	-	(4)	(14)	-	(18)
Write off of mineral property	(750)	-	-	-	(750)
Other income (expense) incl. foreign exchange gains/(loss)	(6)	(1,811)	786	36	(995)
Income (loss) for continuing operations	(2,443)	(1,536)	42	36	(3,901)
Discontinued operations (loss)			(709)		(709)
Income tax expense		(5)			(5)
Net income (loss) for the year	(2,443)	(1,541)	(667)	36	(4,615)
Identifiable assets – continuing operations	106	9,257	4,415	4,124	17,902
Identifiable assets – discontinued operations Capital and Current assets	-	-	11,590	-	11,590
Expenditures on capital assets & mineral properties continuing operations	-	616	164	2,470	3,250

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

For the year ended December 31, 2006

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	8	13,575	3	-	13,586
Operating costs	-	(8,121)	(451)	-	(8,572)
General and administrative	(1,787)	(100)	(209)	-	(2,096)
Interest	-	(54)	-	-	(54)
Amortization	-	(20)	(20)	-	(40)
Other income (expense) incl. foreign exchange gains/(loss)	(276)	292	128	(1)	143
Income (loss) for continuing operations	(2,055)	5,572	(549)	(1)	2,967
Discontinued operations (loss)	-	-	(7,990)	-	(7,990)
Income tax expense	-	(652)	-	-	(652)
Net income (loss) for the year	(2,055)	4,920	(8,539)	(1)	(5,675)
Identifiable assets – continuing operations	965	12,544	4,521	1,662	19,692
Identifiable assets – discontinued operations Capital and Current assets	-	-	11,764	-	11,764
Expenditures on capital assets & mineral properties continuing operations	-	1,998	382	277	2,657
Expenditures on capital assets & mineral properties – discontinued operations	-	-	922	-	922

                    For the year ended December 31, 2005

	Corporate	South Africa	Zambia	Total
	$	$	$	$
Revenue from sales	-	6	-	6
Operating costs	-	(757)	-	(757)
General and administrative	(3,001)	-	-	(3,001)
Interest	-	(1)	-	(1)
Amortization	-	(27)	-	(27)
Other income (expense) incl. foreign exchange gains/(loss)	39	(7)	-	32
Income (loss) for continuing operations	(2,962)	(786)	-	(3,748)
Discontinued operations (loss)	-	(5,932)	-	(5,932)
Net income (loss) for the year	(2,962)	(6,718)	-	(9,680)
Identifiable assets – continuing operations	2,095	676	1,384	4,155
Identifiable assets – discontinued operations Capital and Current assets	-	18,183	-	18,183
Expenditures on capital assets & mineral properties continuing operations	-	1,690	350	2,040
Expenditures on capital assets & mineral properties – discontinued operations	-	3,244		3,244

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

12.

Contingent Liability

In the Share Sale Agreement dated May 12, 2006 pursuant to which the Company purchased 100% of the shares of Blanket, the Company agreed that it would, as soon as reasonably practicable after the Closing of the Agreement, cause Blanket to implement a share incentive scheme considered by the Directors to be in the best interests of Blanket, pursuant to which a percentage of the shares of Blanket will be deposited in a Trust for the benefit of the management and employees of Blanket.  As at December 31, 2007 no scheme had been established, nor were any shares of Blanket deposited in a Trust for the purposes of such a scheme.  The Company and the Board of Directors of Blanket have delayed the establishment of the required scheme pending clarity of the anticipated Zimbabwe laws relating to the indigenization of the mining industry, as it is recognized that the Zimbabwean laws when passed, will likely have a material impact on the structure of the proposed scheme and the percentage of the issued shares of Blanket required to be put into trust for the purposes of the scheme.

13.

Long Term Liability

The long term liability refers to a provision for the Service Bonus Fund relating to employees at Blanket Mine in Zimbabwe. The fund was established in 1975 to provide a gratuity to permanent employees of Blanket Mine on cessation of employment at Blanket Mine for any reason apart from dismissal or resignation. The provision is built up by providing 15% of an employee’s basic salary per year up to a maximum of Z$5,000,000. The maximum payout to any employee is Z$5,000,000 (five million Zimbabwe Dollars) in terms of the current rules.

This fund represents a defined contribution future employee benefit fund for which the funds have not been segregated by the Company. The expense for the year, representing the required contributions in the year, was $2 ($13 – 2006).

14.

Acquisition of Blanket Mine

During 2006 Caledonia Mining Company through its wholly owned subsidiary Caledonia Holdings (Africa) Limited purchased 100% of the shares in Blanket (Barbados) Holdings Limited (“Barbados”) from Kinross Gold Corporation.  “Barbados” owns 100% of the shares in Caledonia Holdings Zimbabwe Limited who owns 100% of the shares in Caledonia Mining Services (Private) Limited (dormant) and Blanket Mine (1983) (Private) Limited.

The effective date of the share sale agreement was April 1, 2006 but Caledonia Mining Corporation effectively only took control after payment of the purchase price and thus the Zimbabwe operations are consolidated into the results of Caledonia Mining Corporation from July 1, 2006.

The purchase price consideration was made up of $1,120 (US$1,000) in cash and by the issue of 20,000,000 shares in Caledonia Mining Corporation at an assigned value of $3,009. This resulted in an effective purchase consideration of $4,129.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

The allocation of the purchase price is presented in the abridged balance sheet below:

$
Current Assets	4,548
Capital Assets and Mineral Properties	2,519
Total Assets	7,067

Current Liabilities	(2,107)
Other Long Term Liabilities	(831)
Total Liabilities	(2,938)

Total Purchase Consideration	4,129

There are no outstanding purchase price considerations.

15.

Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

16.

Subsequent Events

On February 21, 2008 the Company accepted an offer from Eastern Goldfields Inc. to acquire the entire issued share capital and shareholder loan accounts of Barbrook Mines Limited for approximately $9,100. The final sale of share agreement was signed by the parties on March 27, 2008.

On March 3, 2008 the Company accepted an offer from a private Canadian company to acquire the entire issued share capital of Eersteling Gold Mining Company Limited for $3,810. The final sale of share agreement was signed by the parties on March 28, 2008.

During January 2008 10,000,000 warrants expired and during February 5,437,626 warrants also expired.

In February 2008 the company commenced a private placement to raise additional funds. This placement raised $1,119 after expenses from the sale of 12,300,000 units.  Each unit consists of one common share and one share purchase warrant which are valid for 12 months at a price of $0.15 per warrant.

The President of the Republic of Zimbabwe brought the Indigenisation and Economic Empowerment Act into law through decree during March 2008. The law seeks to ensure that a majority stake (at least 51%) in all companies is held by Indigenous Zimbabweans. The acquisition of the 51% would be on a “willing buyer willing seller” basis. Additionally the Mines and Minerals Amendment Bill was presented before the closure of the last session of Parliament but not passed into law and has thus lapsed. The bill if enacted into law also seeks to ensure among other things that a majority stake is held in all mining companies by either indigenous Zimbabweans or the Government of Zimbabwe. This Bill however catered for the appropriation of approximately 25% of the Company.

The company has signed four cobalt off-take agreements with large Chinese refiners which brings contractual commitments for the Nama Cobalt Project to a total of 51,560 tonnes (+/-10% at Nama’s option) of cobalt metal equivalent for the period 2009 to 2013, and meets the full anticipated plant capacity currently being designed.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

                                                                                                                            December 31, 2007, 2006 and 2005

The Zambian government has announced the following proposed changes to their tax laws that will have a bearing on the Nama cobalt project if passed into law. The key changes are:

•

Increase in mineral royalty from 0.6% to 3%

•

Increase in profit tax rate from 25% to 30%

•

Introduction of variable profits tax of 15% for net profits above 8%

•

Introduction of a windfall profit tax for copper mines

•

Capital allowances reduced from 100% to 25%

These measures have been highly controversial with mining companies, many of which invested in the country under specific tax incentives and formalised their business models accordingly. Some mining companies are threatening legal recourse as they argue their businesses will become unviable. Proposed capital expenditure projects are being reconsidered. Various representations have been made by the mining companies through the Chamber of Mines to the government since the budget announcement at the end of January, however the government has taken a firm position, and we understand that the changes have been approved by parliament.

17.

Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a)

Mineral Properties

US GAAP requires that expenditures on mineral properties with no proven reserves be reflected as expenses in the period incurred.

(b)    Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. Effective January 1, 2003, the company has, for US reporting purposes, prospectively applied the fair-value recognition provisions of SFAS 123. Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information. For 2002, a compensation expense was shown reflecting the intrinsic value attributable to stock options granted to directors, officers and employees.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

                                                                                                                            December 31, 2007, 2006 and 2005

(c)

Warrants

Under US GAAP the fair value of the warrants re-priced in 2005 are considered to be a benefit awarded to certain shareholders. This would be considered to be a deemed dividend to these shareholders. The fair value of the warrants was calculated using the Black-Scholes Option Pricing Model. The assumptions used in the calculation are: Risk free interest rate – 2.77%; Expected dividend yield – nil; Expected stock volatility – 38%; Expected warrant life in years – 0.134.

In 2007 the expiry period of certain warrants was extended. Under US GAAP the fair value of the warrants extended are considered to be a benefit awarded to certain shareholders. This would be considered to be a deemed dividend to these shareholders. The fair value of the warrants was calculated using the Black-Scholes Option Pricing Model. The assumptions used in the calculation are: Risk free interest rate – 3%; Expected dividend yield – nil; Expected stock volatility – 62%; Expected warrant life in years – 0.178.

 (d)    Recently Issued United States Accounting Standards

(i) On February 15, 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The FASB's stated objective in issuing this standard is as follows: "to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions."

A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.  The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. Statement 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement No. 157. The Company does not expect the adoption of this standard to have a material effect on the consolidated financial statements.

(ii) FASB Statement No. 157, Fair Value Measurements, has been issued by the FASB. This new standard provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors’ requests for expanded information about the extent to which companies’ measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Under Statement 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.

The provisions of Statement 157 are effective for consolidated financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued consolidated financial statements for that fiscal year, including any consolidated financial statements for an interim period within that fiscal year. The Company does not expect the adoption of this standard to have a material effect on the consolidated financial statements.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

                                                                                                                           December 31, 2007, 2006 and 2005

 (iii) In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)," which requires employers to: (a) recognize in its statement of financial position an asset for a plan's over-

funded status or a liability for a plan's under-funded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. These changes will be reported in comprehensive income of a business entity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending December 15, 2006 for entities with publicly traded equity securities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company has no defined benefit pension plans

 (iv) On December 4, 2007, the FASB issued FASB Statement No. 141 (Revised 2007), Business Combinations. Statement 141R will significantly change the accounting for business combinations. Under Statement 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Statement 141R will change the accounting treatment for certain specific items, including:

•

Acquisition costs will be generally expensed as incurred;

•

Non-controlling interests (formerly known as "minority interests" -- see Statement 160 discussion below) will be valued at fair value at the acquisition date;

•

Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

•

In-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;

•

Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and

•

Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

Statement 141R also includes a substantial number of new disclosure requirements. Statement 141 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing GAAP until January 1, 2009.

(v) On December 4, 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51. Statement 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. Statement 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

                                                                                                                           December 31, 2007, 2006 and 2005

gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. Statement 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. Statement 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Like Statement 141R discussed above, earlier adoption is prohibited.

The impact of the foregoing on the consolidated financial statements is as follows:

(a)

Income Statement

	2007	2006	2005
	$	$	$
Income/(Loss) for continuing operations per Canadian GAAP	(3,906)	2,315	(3,748)
Mineral property expenditure with no proven reserves (expensed) or previously expensed under US GAAP	(2,633)	(659)	(2,040)
Net income (loss) from continuing operations	(6,539)	1,656	(5,788)
Loss from discontinued operations	(709)	(7,990)	(5,932)
Net income (loss)	(7,248)	(6,334)	(11,720)
Deemed Dividend	(134)	-	(171)
Net income (loss) available for common shareholders	(7,382)	(6,334)	(11,891)
Net income (loss)	(7,248)	(6,334)	(11,720)
Other comprehensive (loss)/gain	(88)	85	(18)
Total comprehensive loss	(7,336)	(6,249)	(11,738)
Basic and diluted income/(loss) per share continuing operations	(0.01)	(0.00)	(0.02)
Basic and diluted income/(loss) per share discontinued operations	(0.00)	(0.02)	(0.02)
Basic and diluted income/(loss) per share for the year	(0.01)	(0.02)	(0.04)

(b)

Balance Sheet

	2007	2006
	$	$
Total assets per Canadian GAAP	29,492	31,456
Unrealised loss on marketable securities	-	31
Mineral properties with no proven reserves expensed	(7,985)	(5,352)
Total assets per US GAAP	21,507	26,135

Total liabilities per Canadian and US GAAP	5,397	7,120

Shareholders’ equity
Shareholders’ equity per Canadian GAAP	24,095	24,336
Mineral properties with no proven reserves expensed	(7,985)	(5,352)
Accumulated other comprehensive income/(loss)	-	31
Shareholders’ equity per US GAAP	16,110	19,015

Total liabilities & shareholder’s equity per US GAAP	21,507	26,135

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

                                                                                                                           December 31, 2007, 2006 and 2005

(c)

Cash Flow

	2007	2006	2005
Cash provided by (used in)	$	$	$
Operating activities for continuing operations per Canadian GAAP	(1,687)	1,858	(2,831)
Mineral properties expenditure by continuing operations	(2,633)	(659)	(2,040)
Operating activities per US GAAP	(4,320)	1,199	(4,871)
Investment activities for continuing operations per Canadian GAAP	(3,250)	(3,516)	(2,040)
Mineral properties expenditure	2,633	659	2040
Investment activities per US GAAP	(617)	(2,857)	-
Financing Activities per Canadian and US GAAP	4,393	7,556	6,591
Increase (decrease) in cash for continuing operations	(544)	5,898	1,720
Operating activities for discontinued operations per Canadian GAAP	(684)	(4,560)	(4,064)
Investment activities for discontinued operations per Canadian and US GAAP	-	(922)	(3,244)
Financing activities for discontinued operations per Canadian and US GAAP	6	(194)	194
Increase (decrease) in cash for the year	(1,222)	222	(5,394)
Cash and cash equivalents, beginning of year	1,298	1,076	6,470
Cash and cash equivalents, end of year	76	1,298	1,076

Directors and Management at March 31, 2008

BOARD OF DIRECTORS

OFFICERS

G.R. Pardoe (1) (2) (3) (4)(5)

S. E. Hayden (2) (3) (5)

Chairman of the Board,

President and Chief Executive Officer

Johannesburg, South Africa

Johannesburg, South Africa

S. E. Hayden (2) (3) (5)

 S. R. Curtis (5)

       President and Chief Executive Officer

Vice-President Finance and Chief Financial officer

Johannesburg, South Africa

Johannesburg, South Africa

J. Johnstone (5)

Dr.  T. Pearton

Retired Mining Engineer

Vice President Exploration

Gibsons, British Columbia, Canada

Johannesburg, South Africa

F C. Harvey

BOARD COMMITTEE MEMBERS

Retired Executive

(1)  Audit Committee

Oakville, Ontario, Canada

(2)  Compensation Committee

(3)  Corporate Governance Committee

C. R. Jonsson  (2) (3) (5)

(4)  Nominating Committee

Principal of Tupper Jonsson& Yeadon

(5)  Disclosure Committee

Barristers & Solicitors

Vancouver, British Columbia,

Canada

R. Liverant (1)

Retired Executive

Vancouver, British Columbia, Canada

L.A. Wilson (1)

Director of Companies

Westport, Connecticut, United States of America

Corporate Directory

CORPORATE OFFICES

SOLICITORS

Canada - Head Office

Borden Ladner Gervais LLP

Caledonia Mining Corporation

Suite 4100, Scotia Plaza

       Suite 1201, 67 Yonge Street

40 King Street West

Toronto, Ontario M5E 1J8 Canada

Toronto, Ontario M5H 3Y4 Canada

Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449

Tupper, Jonsson & Yeadon

info@caledoniamining.com

1710-1177 West Hastings St, Vancouver,

British Columbia V6E 2L3 Canada

South África – África Office

Greenstone Management Services (Pty) Ltd.

AUDITORS

P.O. Box 834

BDO Dunwoody LLP

Saxonwold 2132

Chartered Accountants

South Africa

Suite 3300, 200 Bay Street

Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554

Royal Bank Plaza, South Tower

Toronto, Ontario M5J 2J8 Canada

Zambia

``

Caledonia Mining (Zambia) Limited

REGISTRAR & TRANSFER AGENT

P.O. Box 36604

Equity Transfer Services Inc.

Lusaka, Zambia

Suite 400 200 University Ave

Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154

Toronto, Ontario M5H 4H1 Canada

         Tel: (416) 361-0152 Fax:(416) 361-0470

Zimbabwe

Caledonia Holdings Zimbabwe (Limited)

BANKERS

P.O. Box CY1277

Canadian Imperial Bank of Commerce

Causeway, Harare

6266 Dixie Road

Zimbabwe

Mississauga, Ontario L5T 1A7 Canada

Tel:

(263)(4) 701 151/4 Fax:(263)(4) 702 248

SHARES LISTED

CAPITALIZATION at March 31, 2008

Toronto Stock Exchange Symbol “CAL”

Authorised: Unlimited

NASDAQ OTC BB Symbol "CALVF"

Shares, Warrants and Options Issued:

London “AIM” Market Symbol “CMCL”

Common Shares:   500,169,280

Warrants:                12,300,000

Web Site: http://www.caledoniamining.com

Options:                  32,953,000